UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

HELMER DIRECTIONAL DRILLING CORP.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
423443100
(CUSIP Number)
March 14, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

□ Rule 13d-1(b)

√ Rule 13d-1(c)

□ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for the reporting person’s initial filling on this form with respect to the class of securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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423443100

CUSIP No.

1	NAMES OF REPORTING PERSONS Douglas McFarland
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 301,699 shares of common stock (on an as-converted basis) of convertible Series M Preferred Stock
	6	SHARED VOTING POWER 301,698,301 shares of common stock (on an as-converted basis) of convertible Series M Preferred Stock
	7	SOLE DISPOSITIVE POWER 301,699 shares of common stock (on an as-converted basis) of convertible Series M Preferred Stock
	8	SHARED DISPOSITIVE POWER 301,698,301 shares of common stock (on an as-converted basis) of convertible Series M Preferred Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REORTING PERSON 302,000,000 shares of common stock (on an as-converted basis) of convertible Series M Preferred Stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) Excludes certain shares [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 74.08%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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1	NAMES OF REPORTING PERSONS Alto Cascade Resources, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Utah
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 149,365,246 shares of common stock (on an as-converted basis) of convertible Series M Preferred Stock
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 149,365,246 shares of common stock (on an as-converted basis) of convertible Series M Preferred Stock
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REORTING PERSON 149,365,246 shares of common stock (on an as-converted basis) of convertible Series M Preferred Stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) Excludes certain shares []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 36.64%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

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1	NAMES OF REPORTING PERSONS West Coast Resource Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 152,333,055 shares of common stock (on an as-converted basis) of convertible Series M Preferred Stock
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 152,333,055 shares of common stock (on an as-converted basis) of convertible Series M Preferred Stock
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REORTING PERSON 152,333,055 shares of common stock (on an as-converted basis) of convertible Series M Preferred Stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) Excludes certain shares []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 37.36%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

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ITEM	1.

(a)	NAME OF ISSUER:

HELMER DIRECTIONAL DRILLING CORP.

(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

715 13th Street NE, Wenatchee, Washington 98802

ITEM	2.
(a)	NAME OF PERSON FILING:

This statement is being filed jointly by Douglas McFarland, Alto Cascade Resources, LLC, and West Coast Resource Associates, LLC

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

715 13th Street NE, Wenatchee, Washington 98802

(c)	CITIZENSHIP:

Mr. McFarland is a citizen of the United States of America, Alto Cascade Resources, LLC, is a Utah limited liability company, and West Coast Resource Associates, LLC is a Washington limited liability company.

(d)	TITLE OF CLASS OF SECURITIES:

Common and convertible preferred

(e)	CUSIP NUMBER:

423443100

ITEM	3. STATEMENT FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b)
(a) □	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b) □	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) □	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) □	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e) □	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f) □	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)
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(g) □	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);
(h) □	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) □	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) □	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
ITEM	4. OWNERSHIP
(a)	Amount Beneficially Owned: 302,000,000 shares of common stock (on an as-converted basis) of convertible Series M Preferred Stock
(b)	Percent of Class: 74.08%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or direct the vote 302,000,000 shares of common stock (on an as-converted basis) of convertible Series M Preferred Stock
(ii)	shared power to vote or direct the vote : 302,000,000 shares of common stock (on an as-converted basis) of convertible Series M Preferred Stock
(iii)	sole power to dispose or to direct the disposition of: 302,000,000 shares of common stock (on an as-converted basis) of convertible Series M Preferred Stock
(iv)	shared power to dispose or to direct the disposition of: 302,000,000 shares of common stock (on an as-converted basis) of convertible Series M Preferred Stock
ITEM	5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ]

ITEM	6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

N/A

ITEM	7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

N/A

ITEM	8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

N/A

ITEM	9. NOTICE OF DISSOLUTION OF GROUP:

N/A

ITEM	10. CERTIFICATIONS:
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By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 26, 2013                                          By: /s/ Douglas McFarland_________

                                                            Name: Douglas McFarland, individually

ALTO CASCADE RESOURCES, LLC

Date: March 26, 2013                                          By: /s/ Douglas McFarland_________

                                                            Name: Douglas McFarland, Manager

WEST COAST RESOURCE ASSOCIATES, LLC

Date: March 26, 2013                                          By: /s/ Douglas McFarland_________

                                                            Name: Douglas McFarland, Manager